May 22, 2017

Via EDGAR Transmission

and email to: bagleyk@sec.gov

Mara L. Ransom, Assistant Director, Office of

Consumer Products

Katherine Bagley, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

Station Place

100 F. Street, N.E.

Washington, D.C. 20549

FOR COMMISSION USE ONLY

Re:	Registration Statement on Form S-4 Filed on April 10, 2017 File No.: 333-217229 – Request for Acceleration of Effectiveness

Dear Ms. Ransom and Ms. Bagley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Connecticut Water Service, Inc. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective at 4:30 P.M., Eastern Time, on May 24, 2017, or as soon thereafter as practicable.

In connection with this request for acceleration pursuant to Rule 461 under the Act, the Company and its management are aware that they are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, notwithstanding any review, comments, action or absence of action by the SEC Staff.

Mara L. Ransom

Katherine Bagley

U.S. Securities and Exchange Commission

May 22, 2017

Edward B. Whittemore of Murtha Cullina LLP, counsel to the Company, will submit hardcopy of this letter to your attention via email delivery to Ms. Bagley. If you have any questions or concerns, please contact me at (860) 664-6030 or dbenoit@ctwater.com.

Sincerely Yours,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name: David C. Benoit
Title: Senior Vice President – Finance and Chief Financial Officer

cc:	Eric W. Thornburg
Robert W. Wesneski
Edward B. Whittemore
Kathryn T. O’Neill